

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 4, 2008

Stephen B. Doppler
President and Chief Executive Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

> **Re: Aurelio Resource Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 12, 2008**
> **Item 4.02 Form 8-K/A**
> **Filed September 3, 2008**
> **File No. 0-50931**

Dear Mr. Doppler:

We have completed our review of your Item 4.02 Form 8-K, and related amendment, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief